DESPEGAR.COM, CORP.

Juana Manso 999

Cuidad Automana de Bueno Aires

Argentina C1107CBR

November 6, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Gilmore
Melissa Raminpour

Re:	Despegar.com, Corp. (File No. 001-38209)
Request for Extension to Comment Letter Response

Dear Ms. Gilmore and Ms. Raminpour:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated October 25, 2019 (the “Comment Letter”) relating to responses to the previous comments of the Staff regarding the Form 20-F for the fiscal year ended December 31, 2018 of Despegar.com, Corp. (the “Company”).

The Company hereby requests a ten (10) day extension of time to respond to the Comment Letter. The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than November 18, 2019.

If you have any questions regarding the foregoing, please do not hesitate to contact me at alberto.lopez.gaffney@despegar.com.

Sincerely,

/s/ Albert Lopez Gaffney

Albert Lopez Gaffney
Chief Financial Officer

cc:	Mr. Juan Alvarado, Despegar.com, Corp.
Ms. Noelia Loza, Despegar.com, Corp.
Jeffrey Vetter, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Albert Vanderlaan, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP